SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: 4th May, 2006, for 1st Quarter, 2006
TELENOR ASA
(Registrant’s Name)
Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F : ☑            Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No : ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

TELENOR ASA FIRST QUARTER 2006 RESULTS
In the first quarter of 2006, Telenor`s revenues increased by 43 per cent compared to the first quarter of 2005, reaching NOK 21.9 billion. The underlying revenue growth was 15 per cent. Profit before taxes was NOK 5.9 billion. During the quarter, the total number of mobile subscriptions increased by 7 million, reaching 90 million.
HIGHLIGHTS FIRST QUARTER 2006:
Revenue growth of 43% — underlying growth of 15% EBITDA margin before other income and expenses increased from 33% to 36% Increased ARPU in mature mobile markets EBITDA margin of 43% in Telenor Mobile Norway and 33% in Fixed Norway Financial gain from sale of shares in Inmarsat of NOK 1.8 billion.
Outlook for 2006
Based upon the strong results for the first quarter of 2006, the outlook for the full year has been evaluated and revised compared to the report for the fourth quarter of 2005: The strong growth in mobile subscriptions during 2005 gives Telenor a solid foundation for further growth in revenues. We expect a growth in reported revenues of around 30%. We expect a continued high growth in EBITDA, in particular driven by the international mobile operations. Telenor will continue previously introduced initiatives and identify new means of improving cost efficiency. We expect the EBITDA margin before other income and expenses for 2006 to be above 34%. We expect high capital expenditure to continue, and capital expenditure as a proportion of revenues is expected to be above 20%. Capital expenditure is expected to continue to be driven by high subscription growth within Telenor`s mobile operations in emerging markets. A growing share of Telenor`s revenues and profits is derived from operations outside Norway. Currency fluctuations may to an increasing extent influence the reported figures in Norwegian Krone. Political risk, including regulatory conditions, may also influence the profits. We expect seasonal variations between the quarters.
PRESENTATION MATERIAL

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA

By: /s/ Trond Westlie
Name:	Trond Westlie
(sign.)
Title: CFO
Date: 4th May, 2006

Q1 2006
In the first quarter of 2006, Telenor’s revenues amounted to NOK 21.9 billion, which was an increase of 43% compared to the first quarter of 2005. Profit before taxes was NOK 5.9 billion.

Strong growth and higher profits
Highlights first quarter 2006:
•	Revenue growth of 43% – underlying growth of 15%

•	EBITDA margin before other income and expenses increased from 33% to 36%

•	Increased ARPU in mature mobile markets

•	EBITDA margin of 43% in Telenor Mobile Norway and 33% in Fixed Norway

•	Financial gain from sale of shares in Inmarsat of NOK 1.8 billion.
“I am pleased to present a very strong quarter with significant growth in revenues and higher profits. Previous investments in a growing subscriber base and in increased capacity and coverage are now showing high return. At the same time, all our mobile operations successfully defended or even improved their market positions.
We are especially satisfied that Kyivstar maintained its market leader position while delivering strong results. We are also particularly pleased with the record-high growth in DTAC in Thailand, which passed 10 million subscriptions in April. At the end of the first quarter, the companies in which we have ownership interests had 90 million mobile subscriptions and we are on our way to passing the 100-million milestone already this year” said President and CEO of Telenor Jon Fredrik Baksaas.

Key Figures

	First quarter		Year
(NOK in millions except earnings per share)	2006	2005	2005

Revenues	21 872	15 270	68 927
EBITDA before other income and expenses	7 951	5 085	24 078
EBITDA before other income and expenses/Revenues (%)	36.4	33.3	34.9
Adjusted operating profit	4 430	2 381	12 534
Adjusted operating profit/Revenues (%)	20.3	15.6	18.2
Profit after taxes and minority interests (Net income)	3 692	1 710	7 646

Earnings per share from total operations, basic, in NOK	2.18	0.99	4.47
Capex	3 703	3 360	16 439
Investments in businesses	8 943	50	8 858
Net interest-bearing liabilities	34 956	15 933	30 858
Extract from outlook for 2006
For 2006, Telenor expects a revenue growth of around 30% with an EBITDA margin before other income and expenses above 34%. Capital expenditure as a proportion of revenues is expected to be above 20%.
Please refer to page 9 for the full outlook for 2006. For definitions, refer to page 20.

Telenor’s operations
Unless otherwise stated, the statements below are related to Telenor’s development in the first quarter of 2006 compared to the first quarter of 2005.
Nordic Mobile Operations
Telenor Mobile – Norway

	First quarter		Year
(NOK in millions)	2006	2005	2005

Subscription and traffic	2 023	1 927	8 148
Interconnection revenues	446	407	1 754
Mobile revenues company’s subscriptions	2 469	2 334	9 902

Other mobile revenues	532	362	1 825
Total mobile revenues	3 001	2 696	11 727

Non-mobile revenues	104	142	516
Total revenues 1)	3 105	2 838	12 243

1) Of which internal revenues	266	278	1 171

EBITDA	1 323	1 001	4 471
Depreciation and amortization 1)	216	213	889
Write-downs	—	(2)	16
Operating profit	1107	790	3 566

1) Of which amortization of Telenor’s net excess values	1	1	4

EBITDA/Total revenues (%)	42.6	35.3	36.5
Operating profit/Total revenues (%)	35.7	27.8	29.1
Capex	129	194	1 218
ARPU – monthly (NOK)	305	297	309
No. of subscriptions (in thousands)	2 722	2 635	2 731

•	The number of contract subscriptions increased by 28,000 in the first quarter of 2006, while the total number of subscriptions decreased by 9,000.

•	Telenor Mobile’s estimated market share was stable at 56%, in line with the end of 2005.

•	The increase in ARPU was due to increased average usage per subscription (AMPU) due to higher share of contract subscriptions, partially offset by lower average prices.

•	Mobile revenues from own subscriptions were positively affected

•	by an increase in contract subscriptions and ARPU. Other mobile revenues increased due to higher revenues from the sale of capacity on a wholesale basis. Total mobile revenues increased by approximately 11%.

•	Non-mobile revenues decreased due to lower sales of costumer equipment.

•	The EBITDA margin increased mainly due to higher total mobile revenues and lower costs, including costs related to sales and marketing activities.

•	Telenor Mobil won the case in the appeal court 3 April 2006, in which Telenor Mobil has been sued by Reitan group/Sense for charging excessive reseller prices in previous years. The parties may appeal the case to the high court by 7 May 2006.

•	In April 2006 the Ministry of Transportation in Norway made decisions in the appeal process regarding the price of the mobile interconnection charges of Telenor and Netcom. According to the decision, Telenor Mobil was instructed to reduce its interconnection charges by NOK 0.08 to NOK 0.63 from 1 July 2006.Telenor Mobile’s cost of terminating calls in Netcom’s network was reduced by NOK 0.10 to NOK 0.91 per minute from 1 July 2006.

Sonofon – Denmark

	First quarter		Year
(NOK in millions)	2006	2005	2005

Subscription and traffic	622	571	2 361
Interconnection revenues	348	300	1 300
Mobile revenues company’s subscriptions	970	871	3 661

Other mobile revenues	145	143	638
Total mobile revenues	1 115	1 014	4 299

Non-mobile revenues	238	179	892
Total revenues 1)	1 353	1 193	5 191

1) Of which internal revenues	30	20	132

EBITDA	305	253	1 176
Depreciation and amortization 1)	286	353	1 285
Operating profit (loss)	19	(100)	(109)

1) Of which amortization of Telenor’s net excess values	137	157	555

EBITDA/Total revenues (%)	22.5	21.2	22.7
Operating profit/Total revenues (%)	1.4	nm	nm
Capex	109	28	1 062
Investments in businesses	—	—	4
ARPU – monthly (NOK)	250	229	243
No. of subscriptions (in thousands)	1 299	1 232	1 284
Compared to the first quarter of 2005, the Norwegian Krone appreciated against the Danish Krone by approximately 3% in the first quarter of 2006.
•	The number of subscriptions increased by 15,000 in the first quarter of 2006.

•	Sonofon’s estimated market share was 27%, in line with the end of 2005.

•	ARPU in local currency increased by 13% primarily as a result of increased average usage (AMPU) and higher revenues driven by flat rate products.

•	Total mobile revenues in local currency increased by 13%, mainly due to an increase in subscriptions and ARPU. Non-mobile revenues in local currency increased by 38% mainly due to low handsets sales in the first quarter of 2005.

•	Increased EBITDA margin was a result of higher revenues without a corresponding increase in costs, partially offset by a lower gross margin due to higher handset subsidies. EBITDA measured in local currency increased by 24%.

•	The decrease in depreciation and amortization was mainly a result of certain assets being fully depreciated.

•	Capital expenditure increased primarily due to start-up of roll-out of the UMTS network and a low investment level in the first quarter of 2005.

•	In January 2006, the Danish regulatory authorities decided to reduce the interconnection charges in the Danish market for mobile telephony. From 1 May 2006, Sonofon is instructed to reduce its interconnection charges, including set-up charges, from the current DKK 0.94–0.96 to DKK 0.84. From 1 May 2007, the interconnection charges will be further reduced to DKK 0.72 and from 1 May 2008, to DKK 0.62. TDC and TeliaSonera were instructed to reduce their mobile termination prices according to the same gliding path.
Telenor Mobile – Sweden

	First quarter		Year
(NOK in millions)	2006	2005	2005

Subscription and traffic	902	37	130
Interconnection revenues	206	15	60
Mobile revenues company’s subscriptions	1 108	52	190

Other mobile revenues	89	11	54
Total mobile revenues	1 197	63	244

Non-mobile revenues	104	—	—
Total revenues 1)	1 301	63	244

1) Of which internal revenues	48	28	124

EBITDA	202	(10)	(476)
Depreciation and amortization 1)	333	—	—
Operating loss	(131)	(10)	(476)

1) Of which amortization of Telenor’s net excess values	52	—	—

EBITDA/Total revenues (%)	15.5	nm	nm
Operating profit/Total revenues (%)	nm	nm	nm
Capex	135	—	—
Investments in businesses	7 739	—	—
ARPU – monthly (NOK)	229	164	158
No. of subscriptions (in thousands)	1 660	107	95
Compared to the first quarter of 2005, the Norwegian Krone appreciated against the Swedish Krone by approximately 6% in the first quarter of 2006. On 5 January 2006 Telenor acquired 100% of the shares in Vodafone Sweden. The company is consolidated as a part of Telenor’s mobile operation in Sweden effective from that date. The comments below are related to the mobile operation in Sweden including the acquired business.
•	Revenues and EBITDA in the acquired business in Sweden were NOK 1,263 million and NOK 225 million, respectively. In the first quarter of 2006, NOK 47 million were expensed as costs for workforce reductions.

•	For the total mobile operation in Sweden, the number of contract subscriptions increased by 12,000 during first quarter of 2006, while the number of total subscriptions decreased by 14,000.

•	The estimated market share at the end of the first quarter of 2006 was 17%.

•	Since the acquisition, several activities related to the integration of the two mobile operations have been implemented, such as re-branding and cost efficiency initiatives, including staff reductions.

Central Eastern European Operations
Kyivstar – Ukraine

	First quarter		Year
(NOK in millions)	2006	2005	2005

Subscription and traffic	1 749	807	5 122
Interconnection revenues	528	313	1 888
Mobile revenues company’s subscriptions	2 277	1 120	7 010

Other mobile revenues	36	23	158
Total mobile revenues	2 313	1 143	7 168

Non-mobile revenues	16	20	104
Total revenues 1)	2 329	1 163	7 272

1) Of which internal revenues	—	1	6

EBITDA	1 432	632	4 050
Depreciation and amortization 1)	379	231	1 209
Write-downs	—	—	15
Operating profit	1 053	401	2 826

1) Of which amortization of Telenor’s net excess values	24	22	93

EBITDA/Total revenues (%)	61.5	54.3	55.7
Operating profit/Total revenues (%)	45.2	34.5	38.9
Capex	830	735	3 650
ARPU – monthly (NOK)	53	53	61
No. of subscriptions (100% in thousands)	14 965	7 662	13 925
At the end of the first quarter of 2006, Telenor’s ownership interest in Kyivstar was 56.5%. Compared to the first quarter of 2005, the Norwegian Krone depreciated against the Ukrainian Hryvnia by approximately 13% in the first quarter of 2006.
•	In the first quarter of 2006, the number of subscriptions increased by 1 million. Compared to the first quarter of 2005, the number of subscriptions increased by 7.3 million.

•	Kyivstar defended its position as market leader with an estimated market share of 45%.

•	ARPU in local currency decreased by 12% due to lower average prices mainly as a result of campaigns to meet the increased competition and a higher share of prepaid subscriptions.

•	Total revenues in local currency increased by 78%, due to significant increase in the number of subscriptions.

•	EBITDA in local currency increased by more than 100%, mainly due to higher revenues. The increase in EBITDA margin was primarily a result of a higher share of traffic within Kyivstar’s own network and low costs, mainly related to sales and marketing activities.

•	Depreciation and amortization increased as a result of increased capital expenditure in the intervening quarters and a reduction of the estimated useful life of certain assets from 2005.

•	Capital expenditure measured in local currency was in line with the first quarter of 2005 and was mainly related to increased capacity to accommodate the subscription growth.
Pannon – Hungary

	First quarter		Year
(NOK in millions)	2006	2005	2005

Subscription and traffic	926	880	3 768
Interconnection revenues	400	430	1 735
Mobile revenues company’s subscriptions	1 326	1 310	5 503

Other mobile revenues	23	28	144
Total mobile revenues	1 349	1 338	5 647

Non-mobile revenues	64	77	414
Total revenues 1)	1 413	1 415	6 061

1) Of which internal revenues	3	2	10

EBITDA	540	517	2 185
Depreciation and amortization 1)	279	316	1 171
Write-downs	—	—	7
Operating profit	261	201	1 007

1) Of which amortization of Telenor’s net excess values	84	90	345

EBITDA/Total revenues (%)	38.2	36.5	36.1
Operating profit/Total revenues (%)	18.5	14.2	16.6
Capex	71	109	763
ARPU – monthly (NOK)	150	157	162
No. of subscriptions (in thousands)	2 939	2 792	2 929

Compared to the first quarter of 2005, the Norwegian Krone appreciated against the Hungarian Forint by approximately 7% in the fourth quarter of 2006.
•	The number of subscriptions increased by 10,000 in the first quarter of 2006. Compared to the first quarter of 2005, the number of contract subscriptions increased by 224,000.

•	Pannon’s market share was 34%, in line with the end of 2005.

•	ARPU in local currency increased by 3%. Increased average usage (AMPU) was almost offset by lower average prices.

•	Measured in local currency, total mobile revenues increased by 8% primarily due to an increase in the number of subscriptions. Non-mobile revenues decreased primarily due to lower revenues from

•	sale of handsets.

•	The EBITDA margin increased primarily due to higher subscription and traffic revenues and improved gross margin as a result of lower handset subsidies, partially offset by somewhat higher operating expenses.

•	Depreciation and amortization decreased due to certain fixed assets being fully depreciated.

•	Capital expenditures decreased due to low investment activities in the first quarter of 2006.
ProMonte – Montenegro

	First quarter		Year
(NOK in millions)	2006	2005	2005

Total revenues	114	104	519
EBITDA	55	55	260
Operating profit 1)	16	12	95

Capex	4	5	38
No. of subscriptions (in thousands)	324	279	310
1) Of which amortization of Telenor’s net excess values	3	20	80
Compared to the first quarter of 2005, the Norwegian Krone appreciated against the Euro, which is the functional currency of ProMonte GSM, by approximately 3% in the first quarter of 2006. ProMonte is part of ’Other mobile operations’ in the table on page 17.
•	In the first quarter of 2006 the number of subscriptions increased by 14,000.

•	ProMonte’s estimated market share was 60%, an increase of 2 percentage point compared to the end of 2005.

Asian Operations
DTAC – Thailand

	First quarter		Year
(NOK in millions)	2006	2005	2005

Subscription and traffic	1 852	—	1 074
Interconnection revenues	33	—	25
Mobile revenues company’s subscriptions	1 885	—	1 099

Other mobile revenues	131	—	74
Total mobile revenues	2 016	—	1 173

Non-mobile revenues	16	—	18
Total revenues 1)	2 032	—	1 191

1) Of which internal revenues	11	—	6

EBITDA	719	—	445
Depreciation and amortization 1)	337	—	220
Operating profit	382	—	225

1) Of which amortization of Telenor’s net excess values	51	—	35

EBITDA/Total revenues (%)	35.4	—	37.4
Operating profit/Total revenues (%)	18.8	—	18.9
Capex	605	—	146
Investments in businesses	85	—	2 664
ARPU – monthly (NOK)	70	—	71
No. of subscriptions (100% in thousands)	9 823	—	8 677
At the end of the first quarter of 2006, Telenor’s economic stake in DTAC was 70.2%. Compared to the fourth quarter of 2005, the Norwegian Krone depreciated against the Thai Baht by approximately 5% in the first quarter of 2006. The preceding table shows figures for DTAC from the time of consolidation, 26 October 2005.
The following comments are made against the whole fourth quarter of 2005.
•	DTAC experienced a record growth of 1.1 million subscriptions in the first quarter of 2006.

•	DTAC’s estimated market share was 30%, an increase of around 2 percentage points.

•	ARPU in local currency decreased slightly, but increased compared to the first quarter of 2005.

•	Total revenues in local currency increased by 6%, primarily due to the increased number of subscriptions.

•	The EBITDA margin decreased due to higher costs related to sales and marketing as a result of high gross sales and higher regulatory costs due to the increased subscriber base.

•	Capital expenditure was high to accommodate capacity to the higher number of subscriptions and network expansion.
DiGi – Malaysia

	First quarter		Year
(NOK in millions)	2006	2005	2005

Subscription and traffic	1 279	792	3 949
Interconnection revenues	166	137	594
Mobile revenues company’s subscriptions	1 445	929	4 543

Other mobile revenues	21	14	65
Total mobile revenues	1 466	943	4 608

Non-mobile revenues	80	91	324
Total revenues 1)	1 546	1 034	4 932

1) Of which internal revenues	2	1	4

EBITDA	700	451	2 142
Depreciation and amortization 1)	252	257	1 038
Write-downs	—	1	5
Operating profit	448	193	1 099

1) Of which amortization of Telenor’s net excess values	4	17	51

EBITDA/Total revenues (%)	45.3	43.6	43.4
Operating profit/Total revenues (%)	29.0	18.7	22.3
Capex	226	108	1 170
ARPU – monthly (NOK)	97	92	98
No. of subscriptions (100% in thousands)	5 086	3 461	4 795
At the end of the first quarter of 2006, Telenor’s ownership interest in DiGi was 61.0%. Compared to the first quarter of 2005, the Norwegian Krone depreciated against the Malayan Ringgit by approximately 10% in the first quarter of 2006.
•	The number of subscriptions increased by 291,000 in the first quarter of 2006 and by 1.6 million compared to the first quarter of 2005.

•	DiGi’s market share was estimated at 25%, in line with the end of 2005.

•	ARPU measured in local currency decreased by 4% primarily due to lower incoming traffic coupled with reduction in interconnect access pricing on mobile terminating traffic with effect from 15 February 2006.

•	Total mobile revenues measured in local currency increased by 42%, primarily due to the higher subscription base, partially offset by decreased ARPU.

•	The EBITDA margin improved by 1.7 percentage points primarily due to economy of scale. Measured in local currency, EBITDA increased by 42%.

•	The increase in capital expenditure was related to investments in the network due to increased usage, a higher subscription base and improved coverage.

•	Two additional 3G spectrum blocks were tendered by the Malaysian telecommunication authorities in November 2005. In March 2006 they announced that the licenses were granted to two new players. DiGi was not granted a license. Despite this decision, DiGi remains committed to continue to enhance its mobile and broadband service offering.
GrameenPhone – Bangladesh

	First quarter		Year
(NOK in millions)	2006	2005	2005

Subscription and traffic	871	598	2 741
Interconnection revenues	73	34	188
Mobile revenues company’s subscriptions	944	632	2 929

Other mobile revenues	6	5	22
Total mobile revenues	950	637	2 951

Non-mobile revenues	5	3	19
Total revenues 1)	955	640	2 970

1) Of which internal revenues	—	—	1

EBITDA	659	329	1 559
Depreciation and amortization	159	77	439
Operating profit	500	252	1 120

EBITDA/Total revenues (%)	69.0	51.4	52.5
Operating profit/Total revenues (%)	52.4	39.4	37.7
Capex	389	496	2 596
ARPU – monthly (NOK)	51	81	68
No. of subscriptions (100% in thousands)	6 427	2 928	5 542

At the end of the first quarter of 2006, Telenor’s ownership interest in GrameenPhone was 62.0%. Compared to the first quarter of 2005, the Norwegian Krone appreciated against the Bangladeshi Taka by approximately 2% in the first quarter of 2006.
•	The number of subscriptions increased by 885,000 in the first quarter of 2006 and by 3.5 million compared to the first quarter of 2005.

•	GrameenPhone’s estimated market share was 62%, in line with the previous quarter.

•	ARPU in local currency decreased by 36% primarily due to decrease in average prices and dilution due to strong subscription growth.

•	Measured in local currency, total revenues increased by 51% primarily due to the increased number of subscriptions. This was partially offset by a reduction in ARPU.

•	The EBITDA margin was positively affected by the reversal of accruals following regulatory changes as stated below. Adjusted for accruals between the quarters, the EBITDA margin would have been approximately 55%.

•	Depreciation and amortization increased as a result of increased capital expenditure in the intervening quarters.

•	Capital expenditure decreased due to lower network roll-out as a result of re-planning of network and improved price conditions following renegotiations with vendors.

•	The Bangladeshi Telecommunication Regulatory Commission (BTRC) has announced new regulatory conditions for mobile operators. With effect from 1 July 2005 all mobile operators must pay an annual license fee of 50 million Bangladeshi Taka and an annual increase in revenue share of 4.5 percentage points to 5.5% on collected line rental and call charges, and quarterly network spectrum charges as fixed by the BTRC. The change in regulatory conditions resulted in reversal of provisions made in the period 1 July 2005 to 31 December 2005.
Telenor – Pakistan

	First quarter		Year
(NOK in millions)	2006	2005	2005

Total revenues	215	1	265
EBITDA	(77)	(133)	(572)
Operating loss	(175)	(147)	(798)

Capex	351	1 139	1 843
No. of subscriptions (in thousands)	2 527	344	1 868
Compared to the first quarter of 2005, the Norwegian Krone depreciated against the Pakistani Rupi by approximately 7% in the first quarter of 2006. Pakistan is part of ‘Other mobile operations’ in the table on page 17.

•	The number of subscriptions increased by 659,000 in the first quarter of 2006.

•	Telenor Pakistan’s estimated market share was 9%.

•	ARPU in local currency increased by 5% from last quarter to NOK 32. Average usage (AMPU) increased, while average prices remained stable.

•	Compared to the fourth quarter of 2005, total revenues in local currency increased by 49% mainly due to subscription growth and increase in ARPU.

•	Capital expenditure in the first quarter of 2005 was high and related to the launch of commercial operations.
Fixed

	First quarter		Year
(NOK in millions)	2006	2005	2005

Revenues
Norway	4 178	4 163	16 867
Other operations	919	436	2 581
Eliminations	(30)	(28)	(135)
Total revenues 1)	5 067	4 571	19 313

1) Of which internal revenues	518	461	2 173

EBITDA	1 559	1 408	5 885
Depreciation and amortization 1)	761	783	3 236
Write-downs 2)	—	(22)	587
Operating profit	798	647	2 062

1) Of which amortization of Telenor’s net excess values	24	1	66
2) Of which write-downs of Telenor’s net excess values	—	(31)	(24)

EBITDA/Total revenues (%)	30.8	30.8	30.5
Operating profit/Total revenues (%)	15.7	14.2	10.7
Capex	617	381	2 776
Investments in businesses	461	43	5 816
•	Investments in businesses in the first quarter of 2006 were related to the acquisition of shareholding in Glocalnet.

Fixed – Norway

	First quarter		Year
(NOK in millions)	2006	2005	2005

Revenues
Telephony	1 703	1 871	7 232
xDSL/Internet	568	461	2 039
Data services	215	232	963
Other revenues	357	342	1 465
Total retail revenues	2 843	2 906	11 699

Wholesale revenues	1 335	1 257	5 168
Total revenues 1)	4 178	4 163	16 867

1) Of which internal revenues	545	463	2 190

EBITDA	1 390	1 438	5 701
Depreciation and amortization	602	705	2 707
Write-downs 1)	—	(22)	(25)
Operating profit	788	755	3 019

1) Of which write-downs of Telenor’s net excess values	—	(31)	(36)

EBITDA/Total revenues (%)	33.3	34.5	33.8
Operating profit/Total revenues (%)	18.9	18.1	17.9
Capex	479	337	2 169
Investments in businesses	1	43	44
No. of Telephony subscriptions (in thousands)	1 577	1 757	1 622
– of which PSTN subscriptions (in thousands)	1 054	1 165	1 089
– of which ISDN subscriptions (in thousands)	479	592	509
– of which VoIP subscriptions (in thousands)	44	—	24
No. of xDSL subscriptions (in thousands)	511	385	475
•	The trend from previous quarters continued in the first quarter of 2006, with an increase in the number of VoIP and xDSL subscriptions and a decrease in the number of PSTN/ISDN subscriptions.

•	Telenor’s estimated market share for xDSL in the retail market was 58%, in line with the end of the fourth quarter of 2005. Measured in traffic minutes, Telenor’s estimated market share was 65% compared to 66% at the end of fourth quarter 2005.

•	Revenues from telephony decreased due to a reduction in the number of subscriptions and lower traffic volumes. The number of subscriptions decreased primarily due to migration to broadband telephony with other fixed network operators, as well as a decrease in the total market for fixed telephony subscriptions. The decrease in traffic volumes were due to a decrease in the number of voice minutes per subscription as a result of migration of voice traffic from fixed to mobile telephony.

•	Revenues from xDSL/Internet increased due to growth in the number of xDSL subscriptions. This was partially offset by lower revenues from Internet traffic and Internet subscriptions.

•	The decrease in revenues from Data services was due to price decreases and a shift in the product portfolio towards products with lower prices.

•	Increased wholesale revenues from telephony, broadband (xDSL/LLUB) and international interconnect and transit, offset the decrease in national interconnect and transit.

•	The EBITDA margin decreased mainly due to lower gross margin as a result of a shift in the revenue portfolio towards products with higher costs of materials and traffic charges.

•	The decrease in depreciation and amortization was primarily due to decrease in capital expenditure in recent years. The decrease was partially offset by the increased amortization for expenses associated with transactions that provide the rights to use assets, such as local loop unbundling.

•	The increase in capital expenditure was primarily related to improving processes and higher IP transport capacity.

•	On 20 February 2006, the Norwegian regulatory authorities (PT) decided to decrease the price for unbundled access to the local loop. According to the decision, the price for full access should be reduced from the current price of NOK 135 per month to NOK 105 on 1 June 2006 and then further decrease to NOK 95 per month from 1 January 2007. Telenor appealed the decision on 13 March 2006, final decision is still pending, but suspension of the implementation was not granted.

Fixed – Other operations

	First quarter		Year
(NOK in millions)	2006	2005	2005

Revenues
Fixed — Sweden	727	392	2 096
Fixed — Denmark	174	—	306
Other countries/eliminations	18	44	179
Total revenues 1)	919	436	2 581

1) Of which internal revenues	3	26	118

EBITDA
Fixed — Sweden	109	(29)	158
Fixed — Denmark	55	—	97
Other countries/eliminations	10	2	(70)
Total EBITDA	174	(27)	185

Depreciation and amortization 1)	159	78	528
Write-downs 2)	—	—	617
Operating profit (loss)	15	(105)	(960)

Of which:
Fixed — Sweden	(4)	(93)	(866)
Fixed — Denmark	12	—	29
Other countries/eliminations	7	(12)	(123)
1) Of which amortization of Telenor’s net excess values	24	1	66
2) Of which write-downs of Telenor’s net excess values	—	—	12

Capex
Fixed — Sweden	83	40	485
Fixed — Denmark	55	—	97
Other countries	—	4	25
Fixed Sweden consists of Telenor AB, Bredbandsbolaget and Glocalnet. Bredbandsbolaget and Glocalnet AB were consolidated with effect from 8 July 2005 and 1 March 2006, respectively. As of 31 March 2006 Telenor’s ownership interest in Glocalnet was 96.6%. Fixed Denmark consists of Cybercity, which was consolidated with effect from 5 July 2005. Compared to the first quarter of 2005, the Norwegian Krone appreciated against the Swedish Krone by approximately 6% and against the Danish Krone by approximately 3% in the first quarter of 2006. Other countries include operations in the Czech Republic and Slovakia. These operations were sold with effect from 30 January 2006.

Fixed Sweden
•	Revenues in Telenor AB decreased, primarily due to decreased revenues from wholesale telephony and fall in data revenues as a result of price decreases and a shift in the product portfolio towards products with lower prices.

•	EBITDA in Telenor AB increased and turned positive as a result of increased gross margin for voice traffic and xDSL and decreased operating expenses. EBITDA was positively affected by the change

•	in accounting treatment which was implemented in the fourth quarter of 2005 for transactions that provide the rights to use assets. Changes in estimated costs in previous periods for termination of traffic in other network also affected EBITDA positively.

•	In Bredbandsbolaget, the number of xDSL and LAN subscriptions increased by 15,000 to 385,000 in the first quarter of 2006, and the number of VoIP subscriptions increased by 15,000 to 119,000. EBITDA was negatively affected by high price pressure in the Swedish market and increased costs related to sales and marketing activities.

•	Glocalnet’s revenues amounted to NOK 84 million and EBITDA was negative by NOK 9 million. At the end of first quarter the number of xDSL and telephony subscriptions was 113,000 and 285,000, respectively.
Fixed Denmark
•	The number of xDSL subscriptions increased by 16,000 to 138,000 in the first quarter of 2006, and the number of VoIP subscriptions increased by 11,000 to 37,000.

Broadcast

	First quarter		Year
(NOK in millions)	2006	2005	2005

Revenues
Distribution	1 251	1 139	4 615
Transmission	312	297	1 207
Other/Eliminations	(46)	(46)	(173)
Total revenues 1)	1 517	1 390	5 649

1) Of which internal revenues	35	28	131

EBITDA
Distribution	234	213	818
Transmission	175	174	713
Other/Eliminations	(1)	(7)	(15)
Total EBITDA	408	380	1 516

Depreciation and amortization 1)	154	144	554
Write-downs 2)	3	—	(53)
Operating profit	251	236	1 015

Of which:
Distribution	172	143	494
Transmission	89	106	564
Other/Eliminations	(10)	(13)	(43)
1) Of which amortization of Telenor’s net excess values	11	14	56
2) Of which write-downs of Telenor’s net excess values	—	—	75

EBITDA/Total revenues (%)	26.9	27.3	26.8
Operating profit/Total revenues (%)	16.5	17.0	18.0
Capex	92	47	392
Investments in businesses	—	—	42
No. of DTH pay-TV subscribers (in thousands)	918	851	906
No. of Cable TV subscribers (in thousands)	684	616	681
No. of households in satellite master antenna TV-networks (in thousands)	1 120	1 197	1 177
No. of Cable TV Internet access (in thousands)	78	48	73
•	The number of DTH pay-TV subscribers increased by 12,000 in the first quarter of 2006, the number of Cable TV (CATV) subscribers increased by 3,000, and the number of Cable TV internet access subscribers increased by 5,000.

•	Total revenues have increased primarily due to higher number of subscribers in Distribution and higher revenues from satellite- and terrestrial distribution in Transmission.

•	The increase in EBITDA was primarily due to increased revenues and lower costs, including costs related to sales and marketing activities.

•	The increase in capital expenditure was mainly related to upgrade of the Cable TV network in Norway, and development of a new subscription management system in Distribution.

Other Units

	First quarter		Year
(NOK in millions)	2006	2005	2005

Revenues
EDB Business Partner	1 335	1 231	4 991
Satellite Services	607	589	2 428
Venture	133	116	490
Corporate functions and Group activities	522	582	2 266
Other	—	18	25
Eliminations	(45)	(69)	(233)
Total revenues 1)	2 552	2 467	9 967

1) Of which internal revenues	638	788	2907

EBITDA
EDB Business Partner	191	177	785
Satellite Services	77	68	393
Venture	(17)	6	(2)
Corporate functions and Group activities	(104)	(6)	(77)
Other/eliminations	(11)	(3)	(8)
Total EBITDA	136	242	1 091

Depreciation and amortization 1)	243	250	1033
Write-downs 2)	—	—	10
Operating profit (loss)	(107)	(8)	48

Of which EDB Business Partner	99	81	377
Satellite Services	14	4	125
Venture	(25)	2	(23)
Corporate functions and Group activities	(182)	(92)	(420)
Other/eliminations	(13)	(3)	(11)
1) Of which amortization of Telenor’s net excess values	3	2	8
2) Of which write-downs of Telenor’s net excess values	—	—	5

Capex	156	125	832
Investments in businesses	658	7	332

EDB Business Partner
•	Revenues increased mainly due to acquisitions of operations made

•	at the end of the fourth quarter of 2005 and the beginning of 2006.

•	The EBITDA margin was in line with the first quarter of 2005.

•	In the first quarter of 2006, EDB Business Partner entered into an agreement to acquire Guide Konsult, an IT consulting company in Sweden, for a total consideration of approximately NOK 560 million.
Satellite Services
•	The increase in revenues was primarily due to growth within the VSAT business, while revenues in the Inmarsat segment decreased due to lower volumes and prices. Revenues and operating profit were positively affected by the stronger US Dollar against the Norwegian Krone in the first quarter of 2006. Operating profit was also positively affected by a decrease in other operating expenses.
Venture
•	The increase in revenues was primarily due to acquisition of new business within Opplysningen. Operating profit decreased primarily due to the new business in the second half of 2005, which was partially offset by gains on disposal of operations.
Corporate Functions and Group Activities
•	Increased EBITDA loss was mainly due to increased costs related to international activities, costs related to new branding, lease back of sold properties and less gain on disposal of properties.

•	Depreciation and amortization decreased due to the disposal of certain buildings.

Other Profit and Loss Items for the Group
Depreciation, amortization and write-downs

	First quarter		Year
(NOK in millions)	2006	2005	2005

Depreciation 1)	2 240	1 949	8 083
Amortization 2)	1 281	755	3 461
Total depreciation and amortization	3 521	2 704	11 544

Write-downs 1)	3	8	488
Write-downs of goodwill	—	(31)	46
Write-downs 2)	—	—	53
Total write-downs	3	(23)	587

Total depreciation, amortization and write-downs	3 524	2 681	12 131

1) Property, plant and equipment.
2) Other intangible assets and prepaid lease payments.
See page 19 for more specifications.
•	The increase in total depreciation and amortization was primarily due to acquired businesses and increased capital expenditure, partially offset by fully depreciated assets.

•	In general, depreciation and amortization is also affected by changes in exchange rates and investment levels in the previous quarters.
Associated companies

	First quarter		Year
(NOK in millions)	2006	2005	2005

Telenor’s share of 1) Profit after taxes	316	255	1 452
Amortization of Telenor’s net excess values	(4)	(16)	(46)
Write-downs of Telenor’s net excess values	—	—	(172)
Gains (losses) on disposal of ownership interests	—	—	(1)
Net result from associated companies	312	239	1 233
1) For certain associated companies, financial statements as of the Group’s balance sheet date are not available. In such instances, the most recent financial statements (as of a date not more than three months prior to the Group’s balance sheet date) are used, and estimates for the last period are made based on publicly available information. Actual figures may deviate from the preliminary figures.
The consolidated profit and loss statement contains only the line “Net result from associated companies”. The preceding table includes Telenor’s share of profit after taxes from DTAC and UCOM until 26 October 2005. Thereafter DTAC is consolidated, while UCOM is treated as a discontinued operation. Glocalnet was included until 28 February 2006. Thereafter Glocalnet is consolidated as a subsidiary.
•	At the end of the first quarter of 2006, Telenor’s ownership interest in VimpelCom in Russia was 29.9%. The value of Telenor’s share of the company based on the quoted share price as of 31 March 2006 was NOK 18.2 billion. According to telecom analysts, VimpelCom had approximately 48 million mobile subscriptions at the end of the first quarter of 2006.

•	On 20 March 2006, Telenor made a proposal for VimpelCom to acquire 100% of the Ukrainian mobile operator Kyivstar, our consolidated subsidiary in which we hold a 56.5% ownership interest, for more than USD 5 billion in cash. A condition to Telenor’s proposal is that Telenor and Alfa Group enter into a market-based separation mechanism. If implemented and activated, this mechanism would permit the party placing the highest value on VimpelCom to offer to purchase all of the other party’s shares and obligate the other party to sell all its shares.
Financial items

	First quarter		Year
(NOK in millions)	2006	2005	2005

Financial income	117	77	447
Financial expenses	(587)	(344)	(1 639)
Net foreign currency gains (losses)	(113)	(25)	84
Change in fair value of financial instruments	(26)	26	243
Net gains (losses) and write-downs	1815	417	518
Net financial items	1206	151	(347)

Gross interest expenses	(576)	(354)	(1 594)
Net interest expenses	(500)	(291)	(1 309)

•	Increased financial expenses were due to increased long term interest-bearing liabilities following the acquisition of businesses.

•	Net foreign currency losses were primarily due to liabilities and placements in Telenor ASA and some subsidiaries in other currencies than the relevant companies’ functional currencies.

•	Change in fair value of financial instruments was primarily related to interest rate derivatives used for economic hedge of interest-bearing liabilities that do not fulfill the requirements for hedge accounting.

•	Net gains were primarily gain from sale of shares in Inmarsat of NOK 1,785 million.
Taxes
•	The nominal Norwegian corporate income tax rate is 28%. The effective tax rate for the Telenor Group for the fiscal year 2006 is estimated at approximately 27% of profit before taxes and minority interests. The gain on sale of shares in Inmarsat of NOK 1.8 billion is not taxable. Adjusted for this gain, the effective tax rate for 2006 is estimated to approximately 30%. The effective tax rate is also affected by taxes related to companies outside Norway and non-deductible expenses.

•	The actual effective tax rate for 2006 may deviate from the estimated rate.
Balance sheet
•	Total assets as of 31 March 2006 increased by NOK 10.5 billion compared to 31 December 2005, primarily due to the acquisition of Vodafone Sweden. See note 1 to the 2005 financial statements for more information about the preliminary allocation of net assets and goodwill related to this acquisition.

•	Net interest-bearing liabilities increased by NOK 4.1 billion in the quarter to NOK 35.0 billion as of 31 March 2006, of which the effect of the purchase and consolidation of Vodafone Sweden contributed with NOK 7.6 billion.

•	Translation differences reduced equity in the first quarter of 2006 by NOK 0.8 billion, due to the appreciation of the Norwegian Krone compared to most of the functional currencies of Telenor’s foreign subsidiaries and associated companies as of 31 March 2006 compared to 31 December 2005, of which Pannon contributed to the largest amount.

•	During the first quarter of 2006, Telenor did not purchase any own shares in the market. For the year 2005, Telenor purchased own shares for NOK 2.3 billion. If Telenor’s Annual General Meeting in 2006 approves redemption of shares owned by the Kingdom of Norway corresponding to Telenor’s repurchase of own shares in the market in the second and third quarter of 2005, in such a way that the Kingdom of Norway’s ownership interest remains unchanged, shareholders equity will be reduced by an additional NOK 0.9 billion at the time of the Annual General Meeting.

•	If Telenor’s Annual General Meeting in 2006 approves the suggested dividend of NOK 2.00 per share, shareholders equity will be reduced by an additional NOK 3.4 billion at the time of the Annual General Meeting.

Outlook for 2006
•	Based upon the strong results for the first quarter of 2006, the outlook for the full year has been evaluated and revised compared to the report for the fourth quarter of 2005:

•	The strong growth in mobile subscriptions during 2005 gives Telenor a solid foundation for further growth in revenues. We expect a growth in reported revenues of around 30%.

•	We expect a continued high growth in EBITDA, in particular driven by the international mobile operations. Telenor will continue previously introduced initiatives and identify new means of improving cost efficiency. We expect the EBITDA margin before other income and expenses for 2006 to be above 34%.

•	We expect high capital expenditure to continue, and capital expenditure as a proportion of revenues is expected to be above 20%. Capital expenditure is expected to continue to be driven by high subscription growth within Telenor’s mobile operations in emerging markets.

•	A growing share of Telenor’s revenues and profits is derived from operations outside Norway. Currency fluctuations may to an increasing extent influence the reported figures in Norwegian Krone. Political risk, including regulatory conditions, may also influence the profits. We expect seasonal variations between the quarters.
The accounts submitted with the report have not been audited. This report contains statements regarding the future in connection with Telenor’s growth initiatives, profit figures, outlook, strategies and objectives. In particular, the section “Outlook for 2006” contains forward-looking statements regarding the group’s expectations. All statements regarding the future are subject to inherent risks and uncertainties, and many factors can lead to actual profits and developments deviating substantially from what has been expressed or implied in such statements. These factors include the risk factors relating to Telenor’s activities described in Telenor’s 2005 Annual Report on Form 20-F filed with the Securities and Exchange Commission in the USA under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” (available at www.telenor.com/ir/).
Oslo, 3 May 2006
The Board of Directors of Telenor ASA

Definitions
–	Underlying growth is defined as revenue growth adjusted for the effects of acquisition and disposal of operations, and currency effects.

–	For reconciliation of EBITDA before other income and expenses and adjusted operating profit, see the table “Reconciliations” on page 19.

–	Capex is investments in tangible and intangible assets.

–	Investments in businesses comprise acquisitions of shares and participations, including acquisitions of subsidiaries and businesses not organised as separate companies.
Mobile Operations
Revenues
Subscription and traffic
– consist of subscription and connection fees, revenues from voice outgoing airtime, non-voice traffic, outbound roaming and other mobile service revenues. Subscription and traffic includes only revenues from the company’s own subscriptions.
Interconnection revenues
– consist of revenues from incoming traffic. Revenues from incoming traffic related to service provider subscriptions are not included.
Other mobile revenues
– consist of inbound roaming, national roaming and revenues related to service providers and MVNOs (Mobile Virtual Network Operators).
Non-mobile revenues
– consist of revenues from customer equipment and businesses that are not directly related to mobile operations.

Key Figures
Subscriptions
Contract subscriptions are counted until the subscription is terminated.
Prepaid subscriptions are counted as active if there has been outgoing or incoming traffic or if the SIM-card has been reloaded during the last three months. Service provider and MVNO subscriptions are not included. Data only SIM-cards are included, but SIM-cards used for telemetric applications are excluded. Telemetric is defined as machine-to-machine SIM-cards (M2M), for example, vending machines and meter readings.
Average traffic minutes per subscription per month (AMPU)
Traffic minutes per subscription per month are calcSulated based on total outgoing and incoming rated minutes from the company’s own subscriptions. This includes zero rated minutes and outgoing minutes from own subscriptions while roaming. Outgoing and incoming minutes related to inbound roaming, national roaming, service providers and MVNOs are not included.
Average revenue per subscription per month (ARPU)
ARPU is calculated based on mobile revenues from the company’s own subscriptions, divided by the average number of subscriptions for the relevant period.
”Mobile revenues company’s subscriptions”consist of “Subscription and traffic” and “Interconnection revenues” and do not include revenues from inbound roaming, national roaming, service providers, MVNOs, sale of customer equipment and incoming traffic related to service provider subscriptions.
SMS/MMS and content messages
The number of messages is based on outgoing and incoming messages from the company’s own subscriptions. Included are rated and free messages related to SMS, MMS and content domestically and when roaming. Outgoing and incoming messages related to inbound roaming, national roaming, service providers and MVNOs are not included.

Fixed – Norway
Revenues
Telephony
– consist of subscription and connection fee, traffic (fixed-fixed, to mobile network, to other countries, value added services, other) for PSTN/ISDN and Voice over Internet Protocol (VoIP).
xDSL/Internet
– consist of subscription fee for xDSL and Internet and traffic charges for Internet traffic (810/815).
Data services
– consist of Nordicom, Frame relay and IP-VPN.
Other revenue
– consist of leased lines, managed services and other retail products.
Wholesale revenues
– consist of sale to service providers of telephony (PSTN/ISDN) and xDSL, national and international interconnect, transit traffic, leased lines, other wholesale products and contractor services.
Broadcast
Revenues
Distribution
– consist of revenues from Pay-TV subscribers and basic tier households on DTH (direct to home), cable TV subscribers, households in SMATV networks and DTT (Digital terrestrial TV) Pay-TV subscribers.
Transmission
– consist of revenues from satellite services from satellite position 1-degree west and revenue from terrestrial radio and TV transmission In Norway.
Other
– consist of revenues from conditional access systems and revenue not directly related to Distribution and Transmission services.